Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Optiphase Drive Systems, Inc.
550 Reserve St #190
Southlake, TX 76092
http://optiphasedrive.com

Up to $450,000.00 in Class B Common Non-Voting at $3.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Optiphase Drive Systems, Inc.
Address: 550 Reserve St #190, Southlake, TX 76092
State of Incorporation: DE
Date Incorporated: February 05, 2018

Terms:

Equity

Offering Minimum: $15,000.00 | 5,000 shares of Class B Common Non-Voting
Offering Maximum: $450,000.00 | 150,000 shares of Class B Common Non-Voting
Type of Security Offered: Class B Common Non-Voting
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $555.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $25,000+ within the first 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest $1,000 within the next two weeks and receive 5% bonus shares

Amount-Based:

$25,000+ | Tier 1

Invest $25,000+ and receive 5% Bonus Shares.

$100,000+ | Tier 2

Invest $100,000+ and receive 10% Bonus Shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Optiphase Drive Systems, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Non-Voting at $3.00 / share, you will receive 110 shares of Class B Common Non-Voting, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Business Description

Optiphase Drive Systems, Inc. ("Optiphase Drive Systems" or the "Company") is a Delaware corporation headquartered in Fort Worth, Texas that is dedicated to pioneering the second age of electrification with the world's first 5-phase A/C motor. Utilizing proprietary and patented technology, Optiphase is seeking to transform the theoretical advantages of 5-phase technology into real-world electric motor and propulsion innovation for nearly everything that drives, flies, sails, or pumps. Optiphase's designs can leverage the unique benefits of 5-phase systems, such as higher efficiency, smoother operation, and enhanced reliability, while adding additional advantages through patented technology such as high power and torque density, near zero torque ripple, and eliminating the need to skew magnets in manufacturing.

Optiphase Drive Systems is in the pre-revenue stage of development.

Business Model

Optiphase Drive Systems operates on a solutions-centric business model designed to drive value through continuous innovation. Our primary market offering centers around our anticipated electric motor and propulsion solutions, including patented control algorithms and motor designs, rather than generic off-the-shelf products. This approach can minimize overhead and capital expenditures while allowing us to address the diverse application needs of nearly every vehicle manufacturer.

Our business model is structured around tailored design services for drive systems and corresponding control algorithms to meet the specific requirements of each manufacturer. Designs have been optimized for easy integration with commercial and defense platforms and can be used in both new vehicle development and retrofit. We anticipate manufacturers will be charged up-front Non-Recurring Engineering (NRE) and development costs, a proven model in the aerospace industry, followed by potential licensing fees for the use of Optiphase-designed technology and software upon installation. Manufacturers can receive a build-ready solution tailored to their needs that can be easily manufactured within their existing value stream—reducing certification and manufacturing burdens. We believe this model can ensure a steady revenue stream while allowing us to develop strong partnerships with manufacturers.

Corporate Structure

Optiphase Drive Systems, Inc. is an independent entity without any parent company or subsidiaries. The company's structure is streamlined to focus solely on the development and commercialization of our 5-phase A/C electric motor and propulsion technology. In addition to our two founders, who hold the CEO and CTO roles, we have an executive leadership team, a board of directors/advisors, and dedicated teams of engineers, researchers, and business professionals. We work collaboratively to continue innovating and capturing business opportunities to ensure the successful implementation of our innovative solutions across the market.

By focusing on licensing and design customization, we believe Optiphase has the potential to scale efficiently and meet the evolving demands of the electric vehicle and EVTOL market and other sectors requiring advanced motor technology.

Competitors and Industry

Optiphase Drive Systems technology and product portfolio can provide competitive advantages in a wide and diverse range of markets, including passenger vehicles, over-the-road heavy trucks, aerospace and EVTOL, defense, marine, industrial, and agriculture sectors.

Our core focus areas are

1. Aerospace and Defense (including EVTOL)

2. Passenger Vehicles

3. Marine.

We have experienced significant interest in these core focus areas and are actively engaged with several large OEMs, Tier 1 suppliers, and partners through these markets.

These markets are currently dominated by traditional motor and propulsion systems, such as GE Aerospace in the defense and aerospace markets, motor technology developed by the OEM, such as Tesla, and electric motor developers using alternative technology, such as H3X.

While alternative and hybrid motors have been developed, they are all still dependent on archaic 3-phase technology or require a traditional power source.

Optiphase Drive Systems holds multiple patents and has patent applications pending across Europe and the United States, including intellectual property rights on our control systems.

Current Stage and Roadmap

Optiphase Drive Systems is currently pre-revenue and in the R&D stage. We have completed testing and validation of proof-of-concepts for both control and motor technologies on the dynos at UT Dallas. Our roadmap includes a high-power control unit (in development, prototype in progress), an Integrated Motor and Gearbox System (in development, prototype in progress), and a standalone motor design (in development, prototype in progress).

Next Steps:

We are presently finishing the design documents and prepping to manufacture full-scale test models for each of the items above to prove and validate the full range of capabilities inherent in our technology.

Two of our patents have been approved and issued in the United States and two patents are pending in Europe.

Relationships:

Optiphase has secured a Memorandum of Understanding (MOU) with four manufacturing and supply chain companies and one research lab.

Well-known industry veterans Evgeni Genev, PhD, and Karl Schultz, PhD, have recently joined our advisory board.

The Team

Officers and Directors

Name: Daniel Vicario

Daniel Vicario's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Director & President
  Dates of Service: December, 2018 - Present
  Responsibilities: President and CEO responsible for business execution. Daniel is currently receiving a salary of $60k per year and may cease taking a salary from the company depending on the outcome of this CF raise. Daniel will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

- Employer: Eaton Corporation
  Title: Program Management Office Leader
  Dates of Service: August, 2019 - September, 2022
  Responsibilities: Program Management Office Leader-Eaton Industrial Sector

Name: Siavash Sadeghi

Siavash Sadeghi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technical Officer & Director
  Dates of Service: December, 2018 - Present
  Responsibilities: Manage the company's engineering. Currently not taking a salary.

Other business experience in the past three years:

- Employer: Supernal
  Title: Lead Electric Motor Engineer
  Dates of Service: December, 2020 - October, 2022
  Responsibilities: Responsible for the electric motor and controller segment

Other business experience in the past three years:

- Employer: Hyperloop Transportation Technology
  Title: Propulsion and Levitation Technical Lead
  Dates of Service: February, 2018 - December, 2020
  Responsibilities: Responsible for the linear propulsion system and magnetic levitation system designs.

Name: Peter DeGraaf

Peter DeGraaf's current primary role is with Jenison Public Schools. Peter DeGraaf currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: December, 2018 - Present
  Responsibilities: Marketing, Communications, Public Relations, Corporate Strategy. Currently not taking a salary.

Other business experience in the past three years:

- Employer: Jenison Public Schools
  Title: Director of Communications
  Dates of Service: August, 2021 - Present
  Responsibilities: Oversee all internal/external communications, press & media relations, social media, marketing, branding, creative, and support strategic planning for the district.

Other business experience in the past three years:

- Employer: Chapel Pointe
  Title: Director of Communications & Weekend Experience
  Dates of Service: April, 2019 - August, 2021
  Responsibilities: Direct all content creation and creative, weekend service production including live broadcast and online streaming, manage video and live show production, oversee communications and marketing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Non-Voting should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be

able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Non-Voting purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Non-Voting in the amount of up to $5 Million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on

the campaign page.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Optiphase Drive Systems, Inc. Delays or cost overruns in the development of our D250 and MCU 300 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Common Non-Voting that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the Class B Common Non-Voting we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Optiphse Drive Systems, Inc. was formed on February 5, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Optiphase Drive Systems, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Optiphase Drive System is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel Vicario	3,500,000	Class A Common for Founders	43.75%
Siavash Sadeghi	3,500,000	Class A Common for Founders	43.75%
Siavash Sadeghi	33,000	Class B Common Non-Voting	

The Company's Securities

The Company has authorized Preferred Stock, Class A Common for Founders, and Class B Common Non-Voting. As part of the Regulation Crowdfunding raise, the Company will be offering up to 150,000 of Class B Common Non-Voting.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The board of directors is authorized, subject to limitations prescribed by law and the provisions of Article 4 of the Company's Articles of Incorporation, as amended, to provide by resolution or resolutions for the issuance of the shares of preferred stock in one or more states, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares included in any such series, and to fix the designation, powers, preferences and rights of the shares of any such series and the qualifications, limitations or restrictions thereof.

Class A Common for Founders

The amount of security authorized is 7,000,000 with a total of 7,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common for Founders.

Class B Common Non-Voting

The amount of security authorized is 2,000,000 with a total of 1,790,988 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Non-Voting.

Material Rights

There are no material rights associated with Class B Common Non-Voting.

What it means to be a minority holder

As a minority holder of Class B Common Non-Voting of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Product Development
  Date: May 22, 2024
  Offering exemption relied upon: Rule 701

- Name: Class B Common Non-Voting
  Type of security sold: Equity
  Final amount sold: $441,501.02
  Number of Securities Sold: 813,988
  Use of proceeds: Reimbursement for work completed to stakeholders
  Date: January 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business can operate for up to one year without revenue generation due to low operating costs to maintain the business while soliciting business and funding. Optiphase's operating and overhead costs are minimal, and no employees need salaries from the business to support themselves. The company has no debt.

Foreseeable major expenses based on projections:

We forsee the major expenses to be Research and Development, Capitalization, and General and Administrative.

Future operational challenges:

We foresee the major operational challenges to be the increased demand for electric machines putting a strain on the current capacity to produce systems, the availability of engineering and business talent in the workforce, as well as constraints on natural resource availability.

Future challenges related to capital resources:

We forsee our challenges to capital resources to be market liquidity, inflation, and market conditions.

Future milestones and events:

We believe securing future government grants, partnerships, sales, and government contracts would have a significant impact on the company financially. Please see below for a breakdown of the company's anticipated future milestones:

1.) Successful testing of ODS Motor Controller in Q4 2024

2.) Successful testing of the ODS D250 Motor in Q1 2025

3.) Conversion of existing customer engagements

4.) Conversion of 2 of the 5 grants we have currently applied for with the US Government and Military Complex

5.) Economic Development Package currently being negotiated with the City of Arlington in Texas.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 8/31, the Company has $27k cash on hand, $6,800 in available credit, multiple prototype units, and specialized engineering software.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds will be utilized to grow the business. These funds are not critical to company operations. Specifically, the funds will be used to build and make the D250 Motor and MCU 300 Controller and continue to develop the business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000 we anticipate the Company will be able to operate for 1 years. This is based on a current monthly minimum burn rate of $1200 per month for expenses related to maintaining the business.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate it will be able to operate for four years. This is based on a current monthly burn rate of $25,000 for expenses related to salaries and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including grants and future capital raises.

Indebtedness

- Creditor: Dan Vicario
  Amount Owed: $2,433.00
  Interest Rate: 0.0%

During the year ended December 31st, 2023, the Company had outstanding receivables from its CEO, Dan Vicario, in the amount of $2,433.

Related Party Transactions

- Name of Person: Dan Vicario
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $2,433
  Material Terms: During the year ended December 31st, 2023, the Company had outstanding receivables from its CEO, Dan Vicario, in the amount of $2,433.

Valuation

Pre-Money Valuation: $29,372,964.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) there are zero outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are zero shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $450,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  50.0%
  Build, Test and patent the Doberman D-250 electric motor. Build, test and the Motor Controller 300.

- Company Employment
  22.0%
  Utilize working capital to support the design and business development of ODS, Inc.

- Marketing
  10.5%
  Market and develop advanced power generation and torque motors.

- StartEngine Campaign Marketing
  9.0%
  Funds will be used to market the campaign.

- StartEngine Service Fees
  3.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://optiphasedrive.com (www.optiphasedrive.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/optiphasedrivesystems

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Optiphase Drive Systems, Inc.

[See attached]

Optiphase Drive Systems, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Optiphase Drive Systems Inc. Management

We have reviewed the accompanying financial statements of Optiphase Drive Systems Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
July 12, 2024

OPTIPHASE DRIVE SYSTEMS, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	-	15,059
Shareholders Loans Receivable	2,433	2,433
Other Current Assets	-	-
Total Current Assets	2,433	17,492
Non-Current Assets:		
Computers & Equipment - net	-	1,693
Intangible Assets - net	5,936	6,484
Other Non-Current Assets	-	-
Total Non-Current Assets	5,936	8,177
TOTAL ASSETS	8,369	25,669
LIABILITIES AND EQUITY		
Current Liabilities:		
Other Current Liabilities	4,411	3,803
Total Current Liabilities	4,411	3,803
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	4,411	3,803
EQUITY		
Common Stock	873	125
Additional Paid-In Capital	320,683	255,715
Retained Earnings	(317,596)	(233,972)
TOTAL EQUITY	3,958	21,866
TOTAL LIABILITIES AND EQUITY	8,369	25,669

OPTIPHASE DRIVE SYSTEMS, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues		
Net Sales	-	-
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative Expense	74,936	101,817
Advertising and Marketing Expense	6,447	10,305
Start-up Expense	-	30,753
Organizational Expense	-	5,870
Research and Development Expense	-	25,000
Depreciation Expense	1,693	1,682
Amortization Expense	548	548
Total Operating Expenses	83,624	175,974
Total Loss from Operations	(83,624)	(175,974)
Other Income/Expense		
Other Income/Expense	-	-
Total Other Income/Expense	-	-
Earnings Before Income Taxes, Depreciation, and Amortization	(81,383)	(173,744)
Net Income (Loss)	(83,624)	(175,974)

OPTIPHASE DRIVE SYSTEMS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock - Class A		Common Stock - Class B		Preferred Stock			Retained Earnings	Total Shareholder's
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/22	1,000,000	572	242,521	-	-	-	125,194	(67,675)	58,090
Prior period adjustment	-	(472)	-	24	-	-	448	9,676	9,676
Issuance of Common Stock	-	-	9,800	1	-	-	130,073	-	130,074
Net income (loss)	-	-	-	-	-	-	-	(175,974)	(175,974)
Ending balance at 12/31/22	1,000,000	100	252,321	25	-	-	255,715	(233,972)	21,866
Issuance of Common Stock	6,000,000	500	-	-	-	-	65,215	-	65,715
Adjustment	-	100	1,478,667	147	-	-	(247)	-	-
Net income (loss)	-	-	-	-	-	-	-	(83,624)	(83,624)
Ending balance at 12/31/23	7,000,000	700	1,730,988	173	-	-	320,683	(317,596)	3,958

OPTIPHASE DRIVE SYSTEMS, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(83,624)	(175,974)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other Current Liabilities	608	(400)
Start-up Expense	-	30,753
Organizational Expense	-	5,870
Amortization Expense	548	548
Depreciation Expense	1,693	1,682
Research and Development Expense	-	25,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,849	63,453
Net Cash provided by (used in) Operating Activities	(80,775)	(112,521)
INVESTING ACTIVITIES		
Intangible Assets	-	(10,000)
Net Cash provided by (used in) Investing Activities	-	(10,000)
FINANCING ACTIVITIES		
Shareholders Loans Receivable	-	(2,433)
Common Stock	748	(448)
Additional Paid-In Capital	64,968	130,521
Net Cash provided by (used in) Financing Activities	65,716	127,641
Cash at the beginning of period	15,059	9,939
Net Cash increase (decrease) for period	(15,059)	5,118
Cash at end of period	-	15,059

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Optiphase Drive Systemes, Inc ("the Company") is a veteran and minority-owned domestic general corporation, founded on the dream of revolutionizing the $180B electric propulsion industry. It was formed in Delaware on February 5, 2018. The Company plans to earn revenue by designing, manufacturing, and licensing motor and controller technology and its headquarters is in the City of Lewes, County of Sussex.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating doubt about the entity's ability to continue as a going concern include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. On May 28, 2024, the Company received an additional $300K in funding. This inflow of capital is expected to cover the Company's operating cash requirements for the next two years. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 and $15,059 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computers & Equipment	5	8,409	(8,409)	-	-
Grand Total	-	8,409	(8,409)	-	-

Patent

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other, in accounting for the cost of patent. ASC 350 requires companies to measure patents at cost, which includes the purchase price and directly attributable costs of securing the patent (like legal fees). After initial recognition, patents are generally carried at cost less any accumulated amortization and impairment losses. Patents are amortized over their useful lives. The amortization method used should reflect the pattern in which the economic benefits of the patents are expected to be consumed or otherwise used up. Patents are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If impaired, the carrying amount is reduced to fair value, with the impairment loss recognized in the income statement. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's intangible asset is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Patent	15	8,219	(2,283)	-	5,936
Grand Total	-	8,219	(2,283)	-	5,936

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company plans to generate revenues by designing, manufacturing, and licensing motor and controller technology. The Company's payments are generally collected at time of service or initiation of services and after delivery of work products. The Company's primary performance obligation is to maintain an acceptable level of quality service and the delivery of products. Revenue is recognized at the time of service and product shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development Expense

R&D expenses are costs incurred in the development of new products, services, processes, or significant improvements to existing ones. These expenses include: Salaries and wages of researchers and developers, Materials and supplies used in R&D projects, Costs of services performed by others (such as consultants and contract research organizations), Depreciation of equipment used in R&D activities, and Indirect costs that are directly related to R&D activities.

Organizational Expense

ASC 720-15 addresses the costs of start-up activities, including organizational costs. Start-up activities are defined broadly to include one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, or commencing a new operation. According to ASC 720-15, organizational costs should be expensed as incurred. This is because these costs do not have future economic benefits that can be directly linked to specific revenue generation. Organizational Costs include legal fees for drafting incorporation documents, Costs of temporary directors or organizational meetings, Filing fees to the state of incorporation, and Accounting fees related to the organization.

Equity Based Compensation

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 and 2023 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock - Class B, of the Company, all of which were exercisable, at December 31, 2023:

Exercise Price	Number Outstanding	Expiration Date
0.02	30,000	Feb. 29, 2024
0.02	15,000	Feb. 29, 2024
	45,000	

A summary of the warrant activity for the years ended December 31, 2022 and 2023 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2022	-	-	-	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2022	-	-	-	-
Grants	45,000	0.02	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2023	45,000	0.02	-	-
Vested and expected to vest at December 31, 2023	45,000	0.02	-	
Exercisable at December 31, 2023	45,000	0.02	-	-

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2023, the Company had outstanding receivables from its CEO, Dan Vicario, in the amount of $2,433.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no outstanding debts and liabilities as of December 31, 2023 except for other current liabilities which comprise the bank overdraft of $608 and accrued expenses of $3,803, a total of $4,411. The Company's total outstanding debt at December 31, 2022 was $3,803.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of stocks divided into: 7,000,000 shares of Class A - Common Stocks; 2,000,000 shares of Class B - Non-Voting Common Stocks; and 1,000,000 shares of Preferred Stocks. All shares having par value of $0.0001 per share.

The Company has 8,730,988 total Issued and outstanding shares as of December 31, 2023 which comprise of:
7,000,000 Common Stock - Class A
1,730,988 Common Stock - Class B

All shares of Class A Common for Founders stock and Preferred stock shall be identical and each share of Class A Common for Founders stock and Preferred stock shall be entitled to one vote on all matters. All shares of Class B Common Non-Voting stock shall be identical and each share of Class B Common Non-Voting stock shall be non-voting.

Voting.
The Common Stockholders shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders. There shall be no cumulative voting.

Dividends.
The holders of the outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends equal to the applicable Dividend Amount for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend during the same calendar year.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 12, 2024, the date these financial statements were available to be issued.

The Company has issued a total of 60,000 additional shares of Common Stock - Class B, in 2024 - 30,000 shares on January 24, 2024 and 30,000 shares on April 12, 2024, and 1,000,000 preferred shares on May 30, 2024.

Additionally, the 45,000 stock warrants issued in 2023 were not exercised and expired on February 29,2024.

The Company received Notice of Allowance and Fees Due on July 03, 2024 for the second Patent application - Multiphase Electric Machine, filed on February 07, 2022.

On May 28, 2024, the company closed an additional $300K of incoming investment capital.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF OPTIPHASE DRIVE SYSTEMS

Accelerating the Future of Electric Drive & Propulsion

Optiphase Drive Systems is seeking to advance electric propulsion with the its anticipated 5-phase A/C motor and drive technologies. We're aiming to lead innovation in clean, versatile electric power solutions with unprecedented reliability, torque, and versatility for everythin...

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



OPTIPHASE
DRIVE SYSTEMS
Groundbreaking Electric Drive & Propulsion Innovations
Optiphase's products are in the prototype stage of development and are not yet available for sale.

$7,809.09 Raised

OVERVIEW | ABOUT | TERMS | PRESS | REWARDS | DISCUSSION | INVE >

Get Equity
$3.00 Per Share

RAISED	INVESTORS
$7,809.09	6
MIN INVEST	VALUATION
$555	$29.37M

REASONS TO INVEST

Patented, trade-protected tech can reduce the weight, size, & complexities of electric motors while providing high reliability, increased torque & power densities, higher speed ranges, & near-zero torque ripple.

 The global market for electric motor tech has accelerated, reaching $128B in 2023, & estimating to reach $137.12B in 2024 with a CAGR of 7.61%. We believe our tech can meet the needs of this growing market.

 The Optiphase Drive Systems team has leveraged decades of collective electric motor and electric vehicle engineering expertise to realize what we believe is one of the world's first true multiphase drive systems.

TEAM




Daniel Vicario • Chief Executive Officer & President

Daniel Vicario is a founder of Optiphase Drive Systems Inc., a company redefining the electric drive system industry, with goals to not only accelerate the adoption of electric motor drive systems throughout multiple industries - from farming to aerospace - but...

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Siavash Sadeghi • Chief Technical Officer

Siavash Sadeghi (SMIEEE'12), has over fifteen years of experience in the electric motor design and control field. He is recognized as the recipient of the 2014 IEEE-Southern California Outstanding Engineer Award....

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Peter DeGraaf • Chief Marketing Officer

Peter DeGraaf, the Chief Marketing Officer of Optiphase Drive Systems (ODS) Inc., is a proven executive and demonstrated leader with over two decades of experience carving a niche as a strategic and creative powerhouse. With a deep career bench ...

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THE PITCH

Optimizing Today's Drive Technology To Power Tomorrow's EV Innovation

Optiphase Drive Systems is aiming to be at the forefront of electric propulsion and power generation for everything that drives, flies, and sails. Through proprietary control algorithms, trade secret designs, and patented technologies, we anticipate that Optiphase will be able to achieve multi-phase advantages that have the potential to set new industry benchmarks, eclipsing conventional 3-phase systems with unparalleled power density, peak efficiency, and system reliability.


OPTIPHASE
DRIVE SYSTEMS
Using patented and proprietary technologies, Optiphase motors and controllers have the potential to capture the advantages of 5-phase electric drive systems and make them a reality.
DOBERMANN
MOTOR TECHNOLOGY
DOBERMANN
CONTROLLER
WOLF
DRIVE SYSTEMS

Optiphase's products are in the prototype stage of development and are not yet available for sale.

THE PROBLEM & OUR SOLUTION

System that can Hold Fast in Many Scenarios

Nearly all electric motors used globally are powered by 3-phase motor technology invented by Nikola Tesla in 1880. Significant advancements have been made over the last century—but even the latest electric motor innovations for electric cars and EVTOLs are all still powered by the same basic 3-phase technology. The challenges inherent with 3-phase systems mean they lack reliability and power without adding redundancy or workarounds—which adds weight, cost, and design restrictions that limit their use and effectiveness in next-generation vehicles and critical markets.

Increased Reliability



Fault Tolerant Design

Near Zero Torque Ripple

Increased Performance

+6% Speed Range Increase

-40% Less Current Per Switch

Reduced Cost

47% Smaller DC Link Capacitor

 Off-The-Shelf Components

Reduced Rare Earth Dependency



Optiphase's products are in the prototype stage of development and are not yet available for sale. The above features are anticipated features based on internal research and observations. These features and metrics are subject to change.

Based on internal research, a 5-phase system is the optimal configuration to unlock maximum power and reliability while minimizing cost and complexity—providing the optimal balance of power output, DC link capacitor size, and modulation index. Because the unique advantages of our anticipated systems begin with our proprietary technology, we believe designs can be scalable to nearly every application and market—from power outputs <5 kW to over +1 MW, power densities in excess of 8 kW/kg and shaft speeds from 1,000 RPMs to over +100,000 RPMs. In addition to multi-market applications, we have seen that Optiphase systems can provide stronger torque, higher power density, unprecedented reliability continue producing 100% power and torque in the event of phase failures, and radically reduced manufacturing and life-cycle costs.

Optiphase Power Innovation

+17%	+10%	+40%
Increased Torque Density	Increased Power Density	Improved Reliability



⚡ TORQUE

✓ 5-Phase Drive Motor

✓ Motor Controller

✓ Advanced Control Algorithm

DC Battery

5 PHASE



ADAPTIV
PROPRIETARY CONTROL ALGORITHM



ONE PHASE OPEN	TWO PHASES OPEN	TWO ADJACENT PHASES OPEN
100% / 95.69%	100% / 94.62%	100% / 2.49%

100%

80%



Optiphase's products are in the prototype stage of development and are not yet available for sale. The above features are anticipated features based on internal research and observations. These features and metrics are subject to change.

THE MARKET & OUR TRACTION

Aiming to Reset the Industry Standard

There are a lot of new and emerging advancements in electric motors today, but most are still based on the same outdated technology—which means they need workarounds, redundancies, or multiple motors to achieve the same reliability as one of our motors. Safety is critical for applications such as aircraft, UAVs, and EVTOLs. Manufacturers need electric motors that provide that safety and reliability—without adding more weight and complexity.

In order to position Optiphase with a competitive advantage, the company has been preparing for market launch with extensive product testing and is securing patent protection status for multiple aspects of our enterprise. Optiphase Drive Systems holds multiple patents in Europe and the U.S. as well as intellectual property for our control systems. Our patents include what's referred to as "The Golden Ratio" encompassing advanced electrical machine geometry, and were recently granted this distinction by the European Review.


$128.35 Billion
Global Electric Motor Market in 2023,
Projected to be $137B in 2024 at 7.61% CAGR

Source: Fortune Business Insights

Based on initial trials and white paper reports compiled by our team, Optiphase anticipates a high demand for our first three products in target markets that include electric vehicles, class 5-8 heavy trucks, commercial and defense aerospace, heavy industrial use, marine exploration, energy turbines, hyperloop, passenger trains, and other modes of transportation yet to be invented.

We've managed to pack 335hp (250kw) into a motor that's only 9"x9.8" in size—producing 14,000 RPM with 147.5 ft/lb of torque and weighs only 73lbs

	Chevy Bolt	Tesla Model 3	Jaguar I-Pace
Motor Type	IPM	Induction	IPM
Peak Power (kW)	150	211	294
Peak Torque (Nm)	360	340	696
Mass (kg)	34	46	38
Cooling	Water jacket	Water jacket	Water jacket
Power Density (kW/kg)	4.44	4.6	7.73
Torque density(kW/kg)	10.7	7.4	18.3

	BMW i3 2016	YASA	OPTIPHASE D250
Motor Type	IPM	Axial-Dual Rotor	IPM
Peak Power (kW)	125	200	250
Peak Torque (Nm)	250	790	200
Mass (kg)	42	37	31
Cooling	Water jacket	Oil	Water jacket
Power Density (kW/kg)	3	5.4	8.1
Torque density(kW/kg)	6.0	21.4	6.5

Sources: [Narrow Band](), [YASA](), [QM Power]()

Optiphase's products are in the prototype stage of development and are not yet available for sale. The above features are anticipated features based on internal research and observations. These features and metrics are subject to change.

ABOUT

HEADQUARTERS
550 Reserve St #190
Southlake, TX 76092

WEBSITE
View Site

Optiphase Drive Systems is seeking to advance electric propulsion with the its anticipated 5-phase A/C motor and drive technologies. We're aiming to lead innovation in clean, versatile electric power solutions [illegible] drives, flies, sails, and pumps. The Company is in the pre-revenue stage of development.



Developed two patented and two patent pending technologies.
Multiple active MoU agreements and NDA's with leading manufacturers and innovators
Finalist in USAF AFWERX challenge invited to propose technology for next generation USAF unmanned aerial vehicle propulsion

TERMS

Optiphase Drive Systems

Overview

PRICE PER SHARE
$3

VALUATION
$29.37M

DEADLINE
Dec. 17, 2024 at 7:59 AM UTC

FUNDING GOAL
$15k - $450k

Breakdown

MIN INVESTMENT
$555

OFFERING TYPE
Equity

MAX INVESTMENT
$450,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
5,000

SHARES OFFERED
Class B Common Non-Voting

MAX NUMBER OF SHARES OFFERED
150,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

why invest

It's Time To Think Bigger For Electric Power

SEC Recent Filing →

Offering Circular

Offering Memorandum

Financials

Risks


Join Us
in our mission to revolutionize drive systems and significantly enhance energy efficiency worldwide.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Optiphase's products are in the prototype stage of development and are not yet available for sale.

Advanced vehicles need advanced technology, and Optiphase believes some of our economy's most robust industries have been limited for too long. We believe our proprietary electric drive designs will provide the versatility and power needed to build the electrically powered systems and vehicles of tomorrow with greater speed, cost-efficiency, and control and inspire innovation on a global scale.

Your investment powers our progress.

Thank you for supporting Optiphase Drive Systems on StartEngine!

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $25,000+ within the first 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest $1,000 within the next two weeks and receive 5% bonus shares

Amount-Based:

$25,000+ | Tier 1

Invest $25,000+ and receive 5% Bonus Shares.

$100,000+ | Tier 2

Invest $100,000+ and receive 10% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Optiphase Drive Systems, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Non-Voting at $3.00 / share, you will receive 110 shares of Class B Common Non-Voting, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Salary payments made to one's self, a friend or relative. Vendor payments.

PRESS

Charged EVs

Optiphase and Opal-RT collaborate on real-time simulation for 5-phase EV motors

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Optiphase Drive Systems.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!



Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$25,000

Tier 1

Invest $25,000+ and receive 5% Bonus Shares.

Select

$100,000

Tier 2

Invest $100,000+ and receive 10% Bonus Shares.

Select

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

A lot has changed over the past 100 years, from phones to computers, radios to cars, and yet, some things haven't really changed. Did you know that the most advanced electric motors on the planet today, the ones that power the electric cars we drive and the electric aircraft we hope to fly, are all fundamentally based on the original three phase electric motor technology that was invented over 100 years ago? Sure, there have been leaps of innovation in electric motors over the past 100 years, but all three phase motors still lack the reliability and power needed to truly accelerate the use of electric motors in our world today.

Next generation aircraft, vehicles and EVTOL's are waiting for EV motor technology to catch up. Technology that can meet their needs without weighing them down with redundant motors, stacked motors or other workarounds. In fact, the auto industry alone has committed over $500 billion in EV motor and EV technology alone.

At Optiphase Drive Systems, we have developed what is believed to be the world's first commercially available five phase motor technology, to power the next generation of everything that flies, drives, sails and pumps. Thanks to multiple patented technologies, and motor topologies and proprietary control algorithms, our technology isn't just a product, it's an entirely new architecture, perfectly scalable and adaptable to meet the needs of nearly every application. We're talking power outputs from less than five kilowatts to over multiple megawatts, power densities in excess of eight kilowatts per kilogram and shaft speeds from only 1000 RPMs to over 100,000 RPMs, all in a package that is only nine inches wide and less than 10 inches long and weights only 73 pounds.

But that tiny package packs more than just a punch. Our adaptive control technology provides 40% more reliability than any other three phase electric motor, providing full torque and power even when two phases fail. Our systems require 40% less current per switch and have near zero torque ripple, which means longer and more reliable life spans.

We're thrilled to tell you we're offering everyday investors the opportunity to become part of the next evolution in electric power and propulsion technology. Our home base is in Fort Worth Texas, adjacent to one of the largest aerospace and defense hubs in the United States, and we are already in active conversations with the US Department of Defense and several major OEMs about how Optiphase technology can reliably power the next generation of vehicles. Join us and help accelerate the future.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 02/05/2018
FILED 11:30 AM 02/05/2018
SR 20180763990 - File Number 6745271

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The name of the Corporation is Optiphase Drive Systems, Inc.

2.   The Registered Office of the corporation in the State of Delaware is located at
8 The Green STE R   (street),
in the City of Dover   , County of Kent
Zip Code 19901   . The name of the Registered Agent at such address upon
whom process against this corporation may be served is Resident Agents Inc.

3.   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.   The total amount of stock this corporation is authorized to issue is
1,000,000   shares (number of authorized shares) with a par value of
$ .001   per share.

5.   The name and mailing address of the incorporator are as follows:

Name Lisa Shults, Incorporator
Mailing Address 2248 Meridian Blvd., Ste. H
            Minden, NV   Zip Code 89423



By:
Incorporator

Name: Lisa Shults, Incorporator
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:47 PM 01/04/2023
FILED 03:47 PM 01/04/2023
SR 20230029532 - File Number 6745271

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

OPTIPHASE DRIVE SYSTEMS INC. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of OPTIPHASE DRIVE SYSTEMS INC. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "SECOND:" so that, as amended said Article shall be and read as follows:

The name of the Registered Agent therein and in charge thereof upon whom process against this Corporation may be served is Harvard Business Services, Inc. The address of the Registered Agent is 16192 Coastal Highway, Lewes, DE 19958, County of Sussex.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

The amount of total authorized capital stock of the corporation shall be divided into 7,000,000 Class A Common for Founders shares having a par value of $0.0001 per share, 2,000,000 Class B Common Non-Voting shares having a par value of $0.0001 per share and 1,000,000 Preferred shares having a par value of $0.0001 each. The number of authorized shares of common stock may be raised by the affirmative vote of the holders of the outstanding shares of the corporation entitled to vote thereon.

All shares of Class A Common for Founders stock and Preferred stock shall be identical and each share of Class A Common for Founders stock and Preferred stock shall be entitled to one vote on all matters. All shares of Class B Common Non-Voting stock shall be identical and each share of Class B Common Non-Voting stock shall be non-voting.

The board of directors is authorized, subject to limitations prescribed by law and the provisions of this Article Fourth, to provide by resolution or resolutions for the issuance of the shares of preferred stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares included in any such series, and to fix the designation, powers, preferences and rights of the shares of any such series and the qualifications, limitations or restrictions thereof.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said OPTIPHASE DRIVE SYSTEMS INC. has caused this certificate to be signed by an authorized officer, this 03 day of January, 2023.



BY: _____ -Signature

Name: Daniel V. Vicario Jr.
_____ -please print

Title: Chairman and CEO
_____ -please print